Exhibit 77C

Submission of Matters to a Vote of Security Holders

There was a special meeting of shareholders of Sentinel Capital Growth Fund, a series of the Registrant, on November 14, 2014. The proposal voted on, and approved, at such meeting was “To consider a proposal to approve an Agreement and Plan of Reorganization (the “Plan”) relating to the Capital Growth Fund. Pursuant to the Plan, the Capital Growth Fund would transfer substantially all of its assets to the Common Stock Fund (the “Common Stock Fund”), a series of the Corporation, in exchange for the assumption by the Common Stock Fund of substantially all the liabilities of the Capital Growth Fund and shares of the Common Stock Fund, after which those shares will be distributed by the Capital Growth Fund to the holders of its shares in complete liquidation of the Capital Growth Fund”.

The vote was:

For:	58,921,722
Against:	1,119,545
Abstain:	1,437,250

There was also a special meeting of shareholders of Sentinel Growth Leaders Fund, a series of the Registrant, on November 14, 2014. The proposal voted on, and approved, at such meeting was “To consider a proposal to approve an Agreement and Plan of Reorganization (the “Plan”) relating to the Growth Leaders Fund. Pursuant to the Plan, the Capital Growth Fund would transfer substantially all of its assets to the Common Stock Fund in exchange for the assumption by the Common Stock Fund of substantially all the liabilities of the Growth Leaders Fund and shares of the Common Stock Fund, after which those shares will be distributed by the Growth Leaders Fund to the holders of its shares in complete liquidation of the Growth Leaders Fund.”

The vote was:

For:	14,270,419
Against:	0
Abstain:	481,372